SilverCrest Announces High-Grade Drill Results on Multiple Veins in the Babicanora Area;

  2.3m (ETW) Grading 87.05 gpt Au and 6,469.2 gpt Ag, or 14,034 gpt AgEq
  3.7m (ETW) Grading 40.42 gpt Au and 6,089.4 gpt Ag, or 9,602 gpt AgEq
TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - April 15, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional in-fill and expansion drill results from the Babi Vista Vein Splay ("Splay"), Babi Vista Vein ("Babi Vista"), Granaditas 1 Vein, Granaditas 2 Vein, and adjacent hangingwall ("HW") and footwall ("FW") veins in the Babicanora Area of its Las Chispas Project ("Las Chispas" or the "Project") located in Sonora, Mexico (see following Tables and attached Figures).

Highlights

  In-fill and expansion drill results being reported in this news release represent an additional 78 holes, totaling approximately 29,308 metres completed since the latest news release for Babi Vista, Splay and Granaditas veins.
  Results are in areas with mineral resources (see Feasibility Study[i] announced on February 2, 2021) and in close proximity to planned underground development.
  Confirmed southeastern vein continuity and convergence of the Babi Vista, Splay and Granaditas veins. Mineral resources, together with exploration high-grade footprints, can now be traced for an estimated 1.3 kilometres of vein strike length.
  The latest 31 drill holes within the high-grade footprint of the Splay have an average estimated true width ("ETW") of 0.91 metres grading 16.12 grams per tonne ("gpt") gold ("Au") and 1,351.5 gpt silver ("Ag"), or 2,752 gpt silver equivalent ("AgEq", 86.9:1 Au:Ag ratio, see note below tables). This compares to the Splay's Inferred Mineral Resource that contains 13.9 million AgEq ounces within 211,363 tonnes grading 13.00 gpt Au and 909.4 gpt Ag, or 2,039 gpt AgEq with an ETW of 1.27 metres.
  The seven (7) mineralized drill holes in the Granaditas 1 Vein, included in this release, have an average ETW of 1.57 metres grading 19.24 gpt Au and 5,095.1 gpt Ag, or 6,767 gpt AgEq. This compares to the vein's Inferred Mineral Resource that contains 1.1 million AgEq ounces within 63,157 tonnes grading 3.20 gpt Au and 260.0 gpt Ag, or 538 gpt AgEq with an ETW of 0.61 metres.
  Significant drilling results:
    Splay - Hole BV21-252 intercepted an ETW of 2.27 metres grading 87.05 gpt Au and 6,469.2 gpt Ag, or 14,034 gpt AgEq;
    Granaditas 1 Vein - Hole BV20-221 intercepted an ETW of 3.65 metres grading 40.42 gpt Au and 6,089.4 gpt Ag or 9,602 gpt AgEq; and
    Granaditas 1 Vein - Hole GR21-28 intercepted an ETW of 0.40 metres grading 114.00 gpt Au and 78,872.0 gpt Ag, or 88,779 gpt AgEq.
  Approximately 90% of the planned 2021 in-fill drilling has been completed for the Splay.
  Discovery of two additional "blind" veins in the hangingwall and footwall of Babi Vista and Splay.
  Nine (9) drill rigs (6 surface core drills at Las Chispas and 3 at Picacho) are operating as part of the Company's 2021 exploration and optimization program.

The Company's current focus at Las Chispas is to in-fill (for resource conversion) and potentially expand the existing mineralized footprints in areas close to planned underground development. Currently, priority drilling is active at the Splay and Granaditas veins which host Inferred Mineral Resources that were not included in the Feasibility Study mine plan. The Feasibility Study outlines planned underground development which terminates within approximately 180 metres of high-grade drilling intercepts in the Splay, making this a priority target area for resource conversion to reserves. The results from the 2021 drill program will provide valuable information when evaluating potential opportunities to optimize the initial years of the proposed Las Chispas production profile. The in-fill drilling program at the Splay is estimated to be completed by the end of Q2 2021.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "We are very encouraged by the results from the Babi Vista and Granaditas areas, including the Babi Vista Vein Splay, which support our goal to target potential resource conversion proximal to planned and existing underground workings. Our systematic and aggressive approach to exploration continues to yield positive drill results in areas outside of the mine plan and further improves our knowledge of Las Chispas geology and mineralization. The primary aim of our 2021 program will be to grow the Mineral Resources and Reserves and complete optimization work to support further enhancements to the already robust economics of the Las Chispas Project. Additional Reserves increase the potential for optimization of the mine plan and allow us to further study the Project's production throughput and mine life expansion."

The following tables summarize all the significant drill intercepts (uncapped, undiluted) for this release:

Babi Vista Vein Splay

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-227	307.05	308.20	1.15	0.92	24.75	2,003.7	4,155
Incl.	307.60	308.20	0.60	0.48	35.80	3,010.0	6,121
BV20-229	294.00	294.50	0.50	0.40	33.70	3,320.0	6,249
BV20-231A§	317.00	318.00	1.00	0.80	2.78	357.0	599
BV20-234	352.55	355.55	3.00	2.40	8.94	1,011.0	1,788
Incl.	355.05	355.55	0.50	0.40	47.90	5,520.0	9,683
BV20-235	338.85	342.60	3.75	3.00	2.36	219.6	424
Incl.	342.10	342.60	0.50	0.40	7.26	702.0	1,247
BV20-237	320.50	321.15	0.65	0.52	19.45	1,465.0	3,155
BV20-238	354.50	356.60	2.10	1.68	5.30	591.2	1,052
BV20-240	309.93	311.40	1.47	1.18	18.10	1,330.0	2,903
BV20-241	334.15	335.27	1.12	0.90	1.51	152.0	283
BV20-242	282.37	282.94	0.57	0.46	3.58	496.0	807
BV20-243	314.22	315.23	1.01	0.81	3.92	350.0	691
BV20-244	323.55	327.25	3.70	2.96	1.40	214.6	336
BV20-248	289.80	290.30	0.50	0.40	5.58	484.0	969
BV21-250	280.69	281.41	0.72	0.58	1.23	97.0	204
BV21-251	364.50	365.40	0.90	0.72	5.26	348.0	805
BV21-252	335.26	338.10	2.84	2.27	87.05	6,469.2	14,034
Incl.	335.80	337.10	1.30	1.04	185.65	13,958.6	30,092
BV21-257	368.64	369.70	1.06	0.85	61.40	6,040.0	11,376
BV21-258	329.42	330.00	0.58	0.46	0.84	103.0	176
BV21-259	393.75	394.25	0.50	0.40	17.95	1,500.0	3,060
BV21-261	376.46	376.96	0.50	0.40	34.50	2,140.0	5,138
BV21-262	289.28	291.05	1.77	1.42	6.10	659.2	1,189
BV21-264	395.50	396.00	0.50	0.40	2.57	125.0	348
BV21-266	271.10	271.80	0.70	0.56	4.15	530.0	891
BV21-267	276.40	276.90	0.50	0.40	5.01	581.0	1,016
BV21-268	345.85	346.71	0.86	0.69	3.41	236.0	532
BV21-269	392.44	392.94	0.50	0.40	15.90	1,145.0	2,527
BV21-270	280.85	281.40	0.55	0.44	2.94	374.0	629
BV21-274	405.75	406.25	0.50	0.40	56.90	3,850.0	8,795
BV21-276	264.90	265.45	0.55	0.44	5.24	668.0	1,123
BV21-284	381.14	381.75	0.61	0.49	19.85	1,970.0	3,695
BV21-287	279.70	280.30	0.60	0.48	0.94	134.0	216
Weighted Average			1.16	0.91	16.12	1,351.5	2,752

Babi Vista Footwall and Granaditas 1

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*	Vein
BV20-221	170.50	175.06	4.56	3.65	40.42	6,089.4	9,602	Granaditas 1
Incl.	171.00	171.83	0.83	0.66	80.00	6,970.0	13,922	Babi Vista FW
Incl.	172.43	174.05	1.62	1.30	66.20	11,685.0	17,438	Babi Vista FW
BV20-222	106.12	108.10	1.98	1.58	2.08	216.4	398	Granaditas 1
BV20-231A§	237.61	238.20	0.59	0.47	0.92	85.2	165	Babi Vista FW
BV20-232	261.55	262.05	0.50	0.40	7.17	1,155.0	1,778	Babi Vista FW
BV20-241	256.70	257.30	0.60	0.48	1.57	185.0	321	Babi Vista FW
BV20-244	252.30	252.80	0.50	0.40	5.68	838.0	1,332	Babi Vista FW
BV21-264	349.00	349.50	0.50	0.40	3.02	245.0	507	Babi Vista FW
BV21-273	397.00	397.50	0.50	0.40	1.38	92.7	213	Babi Vista FW
BV21-281	360.80	361.30	0.50	0.40	1.92	177.0	344	Babi Vista FW
GR21-24	119.7	121.50	1.80	1.44	4.60	530.9	931	Granaditas 1
Incl.	121.00	121.50	0.50	0.40	13.65	1,460.0	2,646	Babi Vista FW
GR21-25	138.00	140.15	2.15	1.72	2.61	386.0	613	Granaditas 1
GR21-26	152.47	153.19	0.72	0.58	1.13	134.0	232	Granaditas 1
GR21-27	258.80	260.80	2.00	1.60	1.82	169.3	327	Granaditas 1
GR21-28	141.72	142.22	0.50	0.40	114.00	78,872.0	88,779	Granaditas 1
Weighted Average			1.24	0.99	15.80	4,095.9	5,469
Weighted Average w/o GR21-28			1.30	1.04	12.89	1,883.6	3,004

Babi Vista and Granaditas 2 Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*	Vein
BV20-238	305.60	306.10	0.50	0.40	6.95	868.0	1,472	Babi Vista Main
BV20-242	234.36	234.93	0.57	0.46	3.20	381.0	659	Babi Vista Main
BV21-256	204.92	205.48	0.56	0.45	1.28	113.0	224	Babi Vista Main
BV21-283	223.50	226.14	2.64	2.11	4.87	325.1	748	Babi Vista Main
BV21-287	331.39	331.90	0.51	0.41	2.85	282.0	530	Babi Vista Main
GR21-26	120.50	121.04	0.54	0.43	7.15	764.0	1,385	Granaditas 2
GR21-29	141.26	141.78	0.52	0.42	4.70	559.0	967	Granaditas 2
Weighted Average			0.83	0.67	4.56	414.3	810

Babi Vista Hangingwall

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-234	376.00	376.50	0.50	0.40	5.29	570.0	1,030
BV21-256	305.50	306.03	0.53	0.42	1.36	117.0	235
BV21-257	424.47	425.10	0.63	0.50	2.48	170.0	386
BV21-279	484.54	485.05	0.51	0.41	1.20	170.0	274
Weighted Average			0.54	0.43	2.55	249.2	471

Unnamed Veins

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-244	415.00	415.50	0.50	0.40	8.21	1,340.0	2,053
BV20-245	434.50	435.00	0.50	0.40	1.23	134.0	241
BV20-231A§	211.80	212.30	0.50	0.40	2.68	258.0	491
BV21-261	270.53	271.05	0.52	0.42	2.54	239.0	460
BV21-277	316.25	316.77	0.52	0.42	1.23	121.0	228
BV21-284	179.06	179.70	0.64	0.51	1.94	484.0	653
BV21-289	189.90	190.76	0.86	0.69	0.78	101.0	163

Note:  all numbers are rounded.

 Cutoff grade of 150 gpt AgEq with a minimum width of 0.5 metres.

 ETW at 80% of drilled intercept width.

* AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

§ "A" denotes a redrill of a hole related to deviation or loss of core.

All assays were completed by ALS Chemex in Hermosillo, Sonora, Mexico, and North Vancouver, BC, Canada.

The drill results in the news release include holes: BV20-223 to BV-20-226, BV20-228, BV-20-230, BV20-233, BV20-236, BV20-239, BV20-246, BV20-247, BV20-249, BV21-253 to BV21-255, BV21-260, BV21-263, BV21-265, BV21-271, BV21-272, BV21-275, BV21-278, BV21-280, BV21-282, BV21-285, BV21-286A and BV21-288 intersected veining in the Babicanora Area but were below the Company's cutoff grade of 150 gpt AgEq over a minimum width of 0.50 metres (ETW).

Results being reported in this news release are up to and including holes BV21-289 and GR21-29 representing an additional 78 holes, totaling approximately 29,308 metres completed since the latest news release for the Babi Vista, Splay and Granaditas veins dated November 16, 2020. These results include 51 holes which have intersected mineralization above a cutoff grade of 150 gpt AgEq over a minimum width of 0.50 metres (see attached Figures).  This cut-off grade is consistent with what was used in the Feasibility Study Mineral Resource Estimation. A variable cut-off grade strategy was used to determine Mineral Reserves in the Feasibility Study.

The Inferred Mineral Resource Estimate for the Splay is based on drilling results of 28 holes (totaling 10,216 metres) up to and including hole BV20-217 and totals 211,363 tonnes grading 13.00 gpt Au and 909.4 gpt Ag, or 2,039 gpt AgEq (totaling 13.9 million AgEq ounces) with an average ETW of 1.27 metres. Results from 31 drillhole intercepts at the Splay included in this release have a weighted average of 0.91 metres ETW grading 16.12 gpt Au and 1,351.5 gpt Ag, or 2,752 AgEq. These results include 16 drillhole intercepts greater than 1,000 gpt AgEq that surround the previous high-grade holes BV20-201 and BV20-203 (see news release dated November 16, 2020) and have an average ETW of 1.18 metres grading 28.20 gpt Au and 2,310.7 gpt Ag, or 4,761 gpt AgEq.

In-fill drilling has confirmed the presence of additional high-grade mineralization in the Granaditas veins with hole GR21-28 intercepting 0.40 metres ETW of 114.00 gpt Au and 78,872.0 gpt Ag, or 88,779 gpt AgEq.  Intercepts for seven (7) of seventeen (17) in-fill holes reported in this news release for Granaditas have intercepted mineralization with a weighted average intercept of 1.57 metres (ETW), grading 19.24 gpt Au and 5,095.1 gpt Ag, or 6,767 gpt AgEq.  When hole GR21-28 is excluded, the weighted average is 1.76 metres (ETW), grading 15.65 gpt Au and 2,302.6 gpt Ag, or 3,663 gpt AgEq.  The Granaditas veins currently hosts a combined Inferred Mineral Resource of 1.1 million AgEq ounces with 63,157 tonnes grading 3.20 gpt Au and 260.0 gpt Ag, or 538 gpt AgEq and an ETW of 0.61 metres, based on drilling results up to and including hole GR18-23. While drilling has not substantially expanded the Granaditas Resource footprint (see attached Figures), the intersection of exceptionally high-grade in GR21-28 is important geologically for understanding the Babicanora Area as it suggests that mineralization is not cut-off by the Granaditas Fault, a concept which can be further tested in adjacent veins. As drilling continues in the area, the in-fill drilling program intends to reduce the drill spacing to approximately 30 metres at Granaditas 1 Vein, from approximately 45 metres previously.

Results have confirmed southeastern convergence of the Babi Vista, Babi Vista Splay and Granaditas veins. High-grade precious metal mineralization including Indicated and Inferred Mineral Resources can now be traced along a continuous 1.3 kilometre vein strike length from Babi Vista to Granaditas.

Two new veins are reported in this release in the footwall and hangingwall to the Babi Vista and Splay veins.  The Unnamed 1 Vein is located less than 50 metres to the west of the Splay, beyond the extent of previous drilling. The Unnamed 2 Vein is located approximately 15 metres to the east of Babi Vista.  These veins remain exploration targets and will continue to be tested as part of the ongoing drilling program.

The Company currently has six (6) surface core drills operating at Las Chispas. These drill rigs are completing additional in-fill and expansion holes for the Babi Vista Vein Splay, Granaditas veins, Babi Vista HW and FW veins, unnamed veins and El Muerto Zone. The Company also has three (3) drill rigs currently active at its El Picacho property near Las Chispas.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian-based precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by expanding current Resources and Reserves, acquiring and developing high-margin precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. SilverCrest's principal focus is currently its Las Chispas Project or "Project", which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Company has recently filed a Feasibility Study on the Project and is proceeding with mine construction. Production startup is targeted for mid-2022. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration programs at the Las Chispas Project and the startup of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

[i] Feasibility Study: Refer to the technical report titled, "Technical Report & Feasibility Study on the Las Chispas Project, Sonora, Mexico", with an effective date January 4, 2021 available on the Company's website www.silvercrestmetals.com.

LAS CHISPAS DISTRICT PLAN MAP

Las Chispas Area
Babicanora Area
Babicanora Norte Vein
Babicanora Norte Extension
Babi Vista Vein
Babi Sur Vein
Babicanora HW Vein
Babicanora Vein
Granaditas Vein
Las Chispas Vein
William Tell Vein
Giovanni Vein
La Blanquita Vein
Ban FW Vein
Ban NW
Ban HW
Babicanora FW Vein

BABICANORA AREA (SE Portion) PLAN MAP

Norte Vein
A'
SANTA ROSA DECLINE
Babi Vista FW
Santa Rosa Ramp
Ranch 1 Vein
Ranch 2 Vein
Babicanora Norte Extension
B'
Amethyst Vein
Pod 26
Babi Vista Vein
Unnamed Vein
Granaditas Fault
C'
Babi Sur Vein
B
Babi Vista Splay
Granaditas 3 Vein
Babicanora HW Vein
Babicanora Vein
Granaditas Dos Vein
Unnamed Vein
Granaditas Vein
C
A
0 250 500
meters
1,400
1,420
1,380
1,220

SilverCrest Metals Inc.

Long Section (Inclined) of Babi Vista, Splay & Granaditas Veins (Looking Southwest)

A
A'
B'
B
Surface
Granaditas Area
Babi Vista Area
~1300m
Insert:
Babi Vista Vein Splay
Santa Rosa Decline
Granaditas Fault
Andesite Porphyry
1100 masl
All information is approximate.
Legend (April 2021)
Current NR:
NR Reported DH
>1000 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
Expanded HG Footprint
Previously Released:
Completed DH Pierce pt.
>1000 gpt AgEq*
Underground Workings
Feasibility Study (Feb. 2021):
Planned Mine Development
Resource Block Model
AGEQ* G/T
(Inferred Mineral Resource Estimate for the Splay is based on drilling up to and including hole BV20-217)

Babicanora Area 3D Looking NW
Babicanora Vein
Babi Vista Vein
Babi Vista Splay
Babicanora Sur Vein
Babicanora Norte Area 200

BV21-252: 2.27m @ 87.05 gpt Au and 6,469.2 gpt Ag, or 14,034 gpt AgEq*

SILVERCREST Metals Inc.

0m 150m 300m

Note: NR = this news release

C

Insert: Babi Vista Splay Vein (Looking Southwest)

C'

Granaditas Area
Babi Vista Splay Vein
~300m
Intersection
Granaditas Fault
1100 masl
Andesite Porphyry
BABI VISTA VEIN
All information is approximate.
Legend (April 2021)
Current NR:
NR Reported DH
>1000 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
Expanded HG Footprint
Previously Released:
Completed DH Pierce pt.
>1000 gpt AgEq*
Underground Workings
Feasibility Study (Feb. 2021):
Resource Block Model
AGEQ_G/T
(Inferred Mineral Resource Estimate for the Splay is based on drilling up to and including hole BV20-217)
*AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
Note: NR = this news release
0m
100m
200m
SILVERCREST Metals Inc.